SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES NEW SENIOR MANAGEMENT APPOINTMENTS

Ryanair, Europe's favourite airline, today (30 Sep) announced a number of new senior appointments to its Management team, as follows:

John Tuite - Head of Finance. John joins Ryanair having previously been Head of Finance at Bank of Ireland Corporate. He has spent the past 21 years working for the Bank of Ireland Group, holding a range of senior roles.

Eamonn Hackett - Group Treasurer. Eamonn joins Ryanair having previously been Deputy Head of Supervision (Banking) in the Central Bank of Ireland. Eamonn is a former Group Treasurer of AIB and will assume responsibility for all Ryanair's Treasury and Banking functions.

Greg O'Gorman - Director of Ancillary Revenue. Greg joins Ryanair having previously been Head of Ancillary at easyJet, and Head of Business Development for Expedia Inc. Greg joins on Mon 5 Oct next.

Fiona Kearns - Director of Customer Service. Fiona joined Ryanair in 2007 and has held a number of senior positions in the Customer Service department including currently Deputy Director of Customer Service.

Ryanair's Michael O'Leary said:

"I am pleased to welcome John, Eamonn, Greg and Fiona to our growing Management team at Ryanair. Each of these high quality people bring significant experience, knowledge and expertise to their new roles and will complement the existing Management team. As we continue to roll out our "Always Getting Better" programme, our rapidly expanding ancillary business via our new website and mobile app, the airline is poised to grow strongly with 380 new aircraft on order, rising forward bookings, loads factors and customer satisfaction metrics. Ryanair's unique combination of lower fares and AGB customer experience will ensure that Ryanair continues to deliver significant benefits for our customers, our people and our shareholders."

ENDS

For further information
please contact:          Robin Kiely                             Joe Carmody
                                    Ryanair Ltd                              Edelman Ireland
                                    Tel: +353-1-9451949            Tel: +353-1-6789 333
                                    press@ryanair.com               ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 30 September 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary